Exhibit B-1

                                October 10, 1997

Securities and Exchange Commission
Division of Investment Management
Office of Public Utility Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

                                    Re:     Share Purchase Rights Plans

Ladies and Gentlemen:

         We represent Central and South West Corporation ("CSW"), which has filed an application for approval on Form U-1 seeking authorization to implement a share purchase rights plan. In response to your request, we are submitting this letter discussing the background and basic structure of rights plans, their benefit to stockholders, the fact that rights plans have become a commonplace corporate governance tool to deter coercive takeover attempts and protect stockholders' long-term value, and the legality of rights plans.

I.       Background and Basic Structure of Rights Plans

         Beginning in 1984, several companies adopted share purchase rights plans absent any authoritative judicial decision upholding or questioning the validity of such plans. The adoption of share purchase rights plans, commonly known as "poison pills," was a response to unsolicited attempts by investors to acquire public companies in circumstances requiring boards of directors and stockholders to make very prompt decisions affecting the value, corporate structure and continued existence of the companies. Many of these attempts involved partial or two-tiered offers, the breakup of the corporate structure and the sale of assets, or took the form of creeping acquisitions of stock that deprived stockholders of participation in a control premium. Share purchase rights plans allow companies to deal with takeover attempts within a more reasonable time frame and with a greater probability for protecting the long-term interests of all stockholders by forcing acquirors to negotiate with a target's board of directors and extracting higher acquisition premiums from acquirors. However, rights plans are not meant to entrench a target's board of directors, are not designed to prevent a proxy contest and are not designed to frustrate a corporate transaction which is in the best interests of stockholders.

         Rights plans are intended to be effective against "two-tiered" acquisitions, acquisition attempts in which offers for less than all of the stock of a target company are followed by a second-step merger in which the remaining stockholders receive less consideration for their stock. Rights plans also discourage partial tender offers with no second-step merger and accumulations of more than a specified percentage of voting control, thereby discouraging the acquisition of future control without an offer to acquire all shares at an appropriate price. The key features of a rights plan -- "flip-in" and "flip-over" provisions of the rights -- can impose unacceptable levels of dilution on an acquiror. This potential for dilution, combined with the authority of the target's board of directors to redeem the rights before they are triggered, creates an incentive for potential acquirors to negotiate with a target's board of directors prior to taking any unilateral action.

         Most rights plans contain the same basic structure and features. Following adoption of the plan by the board of directors, rights pursuant to the plan are distributed, as dividends, pro rata to stockholders. No stockholder approval is required to effect such a plan. Each right, excluding those held by an Acquiring Person (as defined below), entitles the holder thereof to purchase a share or a fraction of a share of either common stock or a newly issued series of preferred stock following the occurrence of a specified event, typically the acquisition of a specified percentage of a company's voting stock, at a price fixed at the time the rights are issued and subject to adjustment generally to prevent dilution. The exercise price is typically at a significant premium over the market price at the time the rights are issued and approximates, in the view of the board of directors, the estimated long-term value of the common stock of the company.

         The rights may not be traded separately from the common stock prior to a specified triggering event. The rights confer no voting power and typically remain outstanding for ten years, unless earlier exercised or redeemed. The rights are redeemable by the board of directors of a company for a nominal price at any time prior to the acquisition by one person, or several persons acting as a group, of beneficial ownership of a specified percentage of a company's voting stock and for a fixed period thereafter.

         The antitakeover features of a rights plan are triggered when the rights begin to trade separately and become exercisable, which typically occurs upon (1) the acquisition by any person or group ("Acquiring Person") of a specified percentage of a company's voting stock, usually 10% to 15% (15% in the case of CSW's rights plan) or (2) the commencement of a tender offer or exchange offer for a number of shares that would result in any person or group becoming an Acquiring Person. The "flip-in," feature provides that, upon any person or group becoming an Acquiring Person, each right, excluding the rights held by the Acquiring Person, will "flip-in," thereby entitling the holder to purchase, at the exercise price, common stock of the company with a then-market value equal to two times the exercise price. The flip-in feature dilutes the Acquiring Person's investment and discourages creeping accumulations of voting control. The "flip-over" feature provides that, if after the rights become exercisable, a company is acquired through a second-step merger or other specified business combination, each right, excluding the rights held by the Acquiring Person, will "flip-over" and entitle the holder thereof to buy, for the exercise price, common stock of the Acquiring Person with a then-market value equal to two times the exercise price. This feature also would dilute an Acquiring Person's investment.

II.      Benefits to Stockholders

         Rights plans are beneficial to the interests of stockholders because they increase a target's bargaining power and generally lead to higher prices for stockholders in the event of a takeover. A rights plan also maximizes stockholder value by allowing boards of directors to consummate transactions that they have determined to be part of a company's long-term plan for maximization of shareholder value. Although rights plans are designed to protect stockholders from coercive takeover devices, such as two-step mergers, market sweeps and creeping acquisitions of control, they do so without entrenching management or preventing tender offers or, ultimately, preventing a takeover transaction. Because rights plans typically contain a redemption provision, which permits the board of directors to redeem the rights at a nominal price at any time before the rights become exercisable or within a short time thereafter, an Acquiring Person can avoid dilution so long as the board of directors redeems the rights. Even if the board of directors were initially to oppose a tender offer, triggering the exercisability of the rights, a tender offer could still succeed in several ways, including: (1) tendering with a condition that the board redeem the rights; (2) tendering with a very high minimum condition of shares and rights; or (3) soliciting proxies to remove the board and then redeeming the rights. Thus, while not precluding hostile tender offers, a rights plan does encourage a potential acquiror to negotiate with the board of directors or the stockholders, rather than to act unilaterally.

         In responding to a takeover attempt, the board of directors of the target company is bound by its fiduciary duties (care, loyalty and candor) to the target company's shareholders under applicable state corporate law (in the case of CSW, Delaware corporate law). While the application of Delaware corporate law with respect to issues of corporate governance are far beyond the scope of this letter, it is important to note that the actions of the board of directors of a Delaware corporation are informed and governed by well-developed Delaware corporate law, including board action (or inaction) in connection with takeover attempts, negotiating with potential acquirors and determining whether or not to redeem outstanding rights.

         The adoption of a rights plan will not negatively affect the economic interests of a company's stockholders. Since the exercise price of a right is significantly higher than the market price, the issuance of rights does not cause a dilution of earnings per share and historically has not had any materially negative impact on the market price of a company's stock. A March 5, 1986 study by the Office of the Chief Economist of the SEC (the "Jarrell Study") concluded, based on an analysis of share prices two days after the adoption of a rights plan, that there was no statistically significant reduction of market prices for the entire survey of companies sampled. The SEC has stated that the Jarrell Study "is not a sufficient basis on which to judge right or wrong in a public policy context."

                  A study by Georgeson & Company, Inc. (the "Georgeson Study"), a proxy solicitation firm, found that target companies with rights plans received substantially higher premiums than target companies without rights plans. The Georgeson Study analyzed hostile takeovers having a value of over $100 million that were commenced after January 1, 1986 and completed by October 19, 1987. A further study by Georgeson in October 1988 purported to confirm the findings of the earlier Georgeson Study using the same time period. The October 1988 study also examined the effect of adoption of rights plans by companies which were not the subject of takeovers and concluded that such companies did not experience a decrease in their stock valuations and that their stock valuations did not diminish compared to companies which were not the subject of takeovers and did not adopt rights plans.

                  A 1994 study by University of Rochester economists Robert Comment and G. William Schwert, which replicated the analysis of the Jarrell Study using a database of companies

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that was four  times the size of the  database  used by the SEC,  found (1)
that  adoptions of rights plans have no meaningful  effect on stock prices,  and
(2) that rights plans "are reliably associated with higher premiums for selling shareholders, both unconditionally and conditional on a successful takeover . .
 . ."

                  Similarly, a December 1995 study conducted by JP Morgan found that the median takeover premium received by companies protected by a rights plan is nearly 16% higher than the median takeover premium received by companies without a rights plan (51.4% vs. 35.5%). Significantly, JP Morgan found that the discrepancy held true regardless of whether the transaction was hostile or friendly, regardless of the size of the parties, and regardless of whether stock, cash or a mixture was used as consideration for the transaction. It is also worth noting that every major investment banking firm that studied the subject has concluded that adoption of a rights plan has no effect on the stock prices of companies that were not subject to takeover speculation.

III.     Adoption Commonplace

         The adoption of rights plans among public companies is commonplace. Over 1,700 U.S. public companies have adopted rights plans, including more than half of the Fortune 500, more than two-thirds of the Fortune 200, and at least 60 public utility companies. In addition, three registered public utility holding companies have adopted with the SEC's authorization rights plans ("Prior Rights Plans") which are very similar to CSW's proposed rights plan ("CSW Plan"). See Consolidated Natural Gas Company, SEC Release No. 35-26434 (December 19, 1995); National Fuel Gas Company, SEC Release No. 35-26532 (June 12, 1996); and New Century Energies, Inc., SEC Release No. 35-26751 (August 1, 1997). For example, each of the Prior Rights Plans and the CSW Plan contain the following provisions:

                  1.       Rights are distributed, pro rata, to stockholders;

                  2. Each Right entitles the holder thereof, upon the acquisition of a specified percentage of stock by any person or group ("Exercisability Threshold"), to purchase common stock of the issuing company at a 50% discount;

                  3. The rights of an Acquiring Person become null and void, thereby causing substantial dilution to such Acquiring Person; and

                  4. The rights may be redeemed by the issuing company's board of directors.

It should be noted  that each of the Prior  Rights  Plans has an  Exercisability
Threshold  of  10%,  while  the  CSW's  Plan  contains  the  more   conservative
Exercisability Threshold of 15%.

         To our knowledge, based upon the public record in the prior applications, the Staff has not requested any other information from any of the prior applicants, nor has the Commission set forth any policy considerations in its prior orders regarding share purchase rights plans. As you are aware, share purchase rights plans generally are a corporate governance issue and, like other corporate governance issues, are governed by applicable state corporate law. For most of the 1,700 U.S. public companies that have adopted rights plans, the only involvement by the Commission is via the adopting company's filing of a registration statement on Form 8-A under the Securities Exchange Act of 1934. Therefore, the Commission has historically not substantively reviewed or promulgated policy positions regarding rights plans. In the case of CSW and other public utility holding companies, the Commission has jurisdiction because rights plans involve, among other things, the issuance and, potentially, changes in the terms of or redemption of, securities.

         We also would refer you to the Company's Application on Form U-1 (No. 70-9113), in particular the rationale included under the caption "Item-I Description of Proposed Transaction - Reasons for Rights Agreement and Distribution of Rights."

IV.      Legal Authority

         The Delaware Supreme Court has held that the adoption of stockholders rights plans is authorized by the provisions of the Delaware General Corporation Law and protected by the "business judgment rule." Moran v. Household International, Inc., 500 A.2d 1346 (Del. Supr. 1985). In its decision, the court examined the provisions of the stockholders rights plan adopted by Household International Inc., a Delaware corporation, and concluded that the plan provided reasonable protection in relation to the threat posed by coercive acquisition techniques. In response to suggestions that prospective defensive measures are unwarranted, the Delaware court stated: "To the contrary, pre-planning for the contingency of a hostile takeover might reduce the risk that, under the pressure of a takeover bid, management will fail to exercise reasonable judgment. Therefore, in reviewing a pre-planned defensive mechanism it seems even more appropriate to apply the business judgment rule."

          A number of courts in several states have addressed the validity of flip-ins, which provide that the rights held by the Acquiring Person become null and void upon the occurrence of a triggering event. In Delaware, several decisions that have refused to order the board of directors to redeem flip-in rights did so without addressing the validity of the discriminatory feature of the plan. See, e.g., Doskocil Cos. v. Griggy, No. 10095 (Del. Ch. 1988); Facet Enters. Inc. v. Prospect Group, Inc., No. 9746 (Del. Ch. 1988). Moreover, in some circumstances Delaware law permits stockholders, as distinguished from shares, to be treated unequally. See, e.g., Harvard Indus. Inc. v. Tyson, (1986-1987 Transfer Binder) Fed. Sec. L. Rep. (CCH) at 95,294. Thus, although there has been no direct ruling on the issue by a Delaware court (the Household rights plan did not have such a provision), it appears that flip-ins are valid under Delaware law.

          Most recent decisions have recognized that a rights plan may be used to protect the stockholders from coercive or inadequate offers. See, e.g., Desert Partners, L.P. v. USG Corp., 686 F. Supp. 1289 (N.D. Ill. 1988) (refusing to require the board to redeem rights in the context of coercive, two-tiered offer); In re Damon Corp. Stockholders Litig., (1988-89 Transfer Binder) Fed. Sec. L Rep. (CCH) Paragraph 94,040 (Del. Ch. 1988) (refusing to require board to redeem rights in the face of an all-cash, all shares tender offer at $24 per share where the shares were valued at $30 per share). Cases have also recognized that a rights plan may be used to advance short-term stockholder values, including to run an auction for the sale of the company. See, e.g., CRTF Corp.
v. Federated Dep't Stores, Inc., 683 F. Supp. 422 (S. D. N. Y. 1988) (citing Delaware law in refusing to order the board to redeem the rights in the face of a pending tender offer before the auction process had been completed and noting that a rights plan "provides the directors with a shield to fend off coercive offers and with a gavel to run an auction"); Facet Enters. Inc. v. Koppers Co., 683 F. Supp. 458 (D. Del. 1988) (permitting the rights plan to remain in place while the board considered a recapitalization plan as an alternative to the unsolicited tender offer).

V.       Conclusion

         Central and South West Corporation is seeking the Securities and Exchange Commission's authorization to implement a rights plan because a rights plan is an effective measure that allows a board of directors to take additional time to negotiate with potential acquirors and to enhance the probability of competing bids, resulting in increased value for stockholders. The adoption of rights plans is commonplace among public companies, is generally viewed as a traditional corporate governance instrument and their legality in Delaware is unquestioned.


                                                     Sidley & Austin